1151 Maplewood Drive, Itasca, IL 60143, USA Main: 1.630.250.5100 Fax: 1.630.773.3744

VIA EDGAR

June 27, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Mr. Larry Spirgel
    Assistant Director

Re:    Knowles Corporation
    SEC Comment Letter dated June 15, 2016
    SEC File No. 1-36102

Dear Mr. Spirgel:

Knowles Corporation is requesting a ten (10) business day extension to the above referenced comment letter in order to provide a more fulsome response.

If you have questions, please contact me at (630) 238-5217.

Very truly yours,

KNOWLES CORPORATION

By:	/s/ BRYAN E. MITTLEMAN
Name:	Bryan E. Mittelman
Title:	Vice President, Controller

cc:	Jeffrey S. Niew, President and Chief Executive Officer
John S. Anderson, Senior Vice President and Chief Financial Officer